Exhibit to Question 77I on Form N-SAR

      Metropolitan West Funds has issued a new class of shares of beneficial interest and classified such Administrative Class of shares, representing interests in the Metropolitan West Ultra-Short Bond Fund, Metropolitan
West Low Duration Bond Fund, Metropolitan West Intermediate
Bond Fund, Metropolitan West Total Return Bond Fund,
Metropolitan West High Yield Bond Fund, Metropolitan West
Strategic Income Fund, Metropolitan West Alpha Trak 500
Fund. Each share of the class of beneficial interest mentioned in the preceding sentence has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set forth in Metropolitan
West Funds Agreement and Declaration of Trust and By-Laws.